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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                         PRIORITY HEALTHCARE CORPORATION
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                                (NAME OF ISSUER)

                 CLASS A COMMON STOCK, PAR VALUE $ .01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $ .01 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)

                              CLASS A: 74264T 20 1
                              CLASS B: 74264T 10 2
            --------------------------------------------------------
                                 (CUSIP NUMBER)

             EXPRESS SCRIPTS, INC. AND PONY ACQUISITION CORPORATION
                              13900 RIVERPORT DRIVE
                        MARYLAND HEIGHTS, MISSOURI 63043
                                 (314) 770-1666

                                    COPY TO:
                               GARY HOROWITZ, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
            --------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                OCTOBER 14, 2005
            --------------------------------------------------------
             DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                PAGE 1 of 4 PAGES

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Class A Common Stock CUSIP No.  74264T 20 1           PAGE     2  OF    4 PAGES
Class B Common Stock CUSIP No.  74264T 10 2
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     1.       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Express Scripts, Inc.
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     2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                      (b)  [ ]
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     3.       SEC USE ONLY

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     4.       SOURCE OF FUNDS

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     5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

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     6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
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   NUMBER OF SHARES       7.     SOLE VOTING POWER

BENEFICIALLY OWNED BY                     Class A: 0
EACH REPORTING PERSON
         WITH                             Class B: 1,000
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                          8.     SHARED VOTING POWER

                                          0
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                          9.     SOLE DISPOSITIVE POWER

                                          Class A: 0

                                          Class B: 1,000
                        -------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER

                                          0
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    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       Class A: 0

                       Class B: 1,000
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    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES

                                                                           [ ]
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    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       Class A: 0.00%

                       Class B: 100.00%
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    14.       TYPE OF REPORTING PERSON*

                       CO
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Class A Common Stock CUSIP No.  74264T 20 1           PAGE   3   OF     4 PAGES
Class B Common Stock CUSIP No.  74264T 10 2
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         This Amendment No. 1 amends and supplements the Schedule 13D filed on
August 2, 2005, by Express Scripts, Inc., a Delaware corporation (the "ESI"), and its wholly-owned subsidiary, Pony Acquisition Corporation, an Indiana corporation ("Merger Sub"), with the Securities and Exchange Commission in respect of the merger of Merger Sub with and into Priority Healthcare Corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the
Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended and supplemented by the addition of the following paragraph:

      On October 14, 2005, the Issuer filed with the Secretary of State of Indiana Articles of Merger and the Merger was consummated. Also on October 14, 2005, the Issuer requested that the Issuer Common Stock no longer be quoted on Nasdaq and a Form 15 was filed with the Securities and Exchange Commission on behalf of the Issuer to commence the procedure to terminate the registration of the Issuer Common Stock and the Issuer's reporting obligations under the Securities Exchange Act of 1934.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by the addition thereto of the following:

         On October 14, 2005, the shareholders of the Issuer approved the Merger Agreement and the Merger at the special meeting of shareholders of the Issuer held on, October 14, 2005. The Merger closed on October 14, 2005.

         On October 14, 2005, the Issuer filed Articles of Merger with the Secretary of State of Indiana. Pursuant to the Merger Agreement, each share of the Issuer Common Stock was cancelled at the effective time of the Merger and converted into the right to receive $28.00 per share in cash, without interest, and the Issuer, the surviving entity of the Merger, became a wholly-owned subsidiary of ESI. Pursuant to the Merger Agreement, the shares of Merger Sub were converted into 1,000 shares of Class B Common Stock and which are owned by CuraScript Pharmacy, Inc., a direct subsidiary of ESI.

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Class A Common Stock CUSIP No.  74264T 20 1           PAGE   4   OF     4 PAGES
Class B Common Stock CUSIP No.  74264T 10 2
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                            EXPRESS SCRIPTS, INC.


                            By:    /S/   GEORGE PAZ
                               -------------------------------------
                               Name:    George Paz
                               Title:   President and Chief Executive Officer



Dated: October 21, 2005